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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

92047K107
(CUSIP Number)

Jaime Lester
Soundpost Partners, LP
405 Park Avenue, 6th Floor
New York, NY 10022
(646) 536-2509

Jeffrey M. Moses, CFA
Lyrical Partners, L.P.
405 Park Avenue, 6th Floor
New York, NY 10022
(212) 415-6640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soundpost Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

424,270*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

424,270*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,147,044

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON*

PN

* This figure excludes 722,774 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P., of which Jeffrey Keswin is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jaime Lester

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

424,270*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

424,270*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,147,044

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON*

IN

* This figure excludes 722,774 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P., of which Jeffrey Keswin is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lyrical Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

722,774 *

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

722,774 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,147,044

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON*

PN

* This figure excludes 424,270 shares which are directly owned by private investment funds managed by Soundpost Partners, LP, of which Jaime Lester is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Keswin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

722,774 *

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

722,774 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,147,044

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON*

PN

* This figure excludes 424,270 shares which are directly owned by private investment funds managed by Soundpost Partners, LP, of which Jaime Lester is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 13, 2007.

Item 2.	Identity and Background.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 13, 2007.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 13, 2007.

Item 4.	Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON NOVEMBER 13, 2007 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

The Reporting Persons reserve their right to be in contact with members of the Issuer's management, members of the Board, shareholders and other relevant parties regarding alternatives that the Issuer could employ to maximize shareholder value. The Reporting Persons also reserve the right to purchase Common Stock in the future if they deem it appropriate for their investors and should the Soundpost's and Lyrical's portfolio metrics permit.

Item 5.	Interest in Securities of the Issuer.

(a)
By virtue of its membership in the Group, as of the date hereof, Soundpost may be deemed to be the beneficial owner of 1,147,044 shares of Common Stock, constituting 3.6% of the shares of Common Stock of the Issuer, based upon 32,229,080 shares of Common Stock outstanding as of June 8, 2009.

Soundpost specifically disclaims beneficial ownership in the Common  Stock reported herein except to the extent of its pecuniary interest therein.

By virtue of its membership in the Group, as of the date hereof, Mr. Lester may be deemed to be the beneficial owner of 1,147,044 shares of Common Stock, constituting 3.6% of the shares of Common Stock of the Issuer, based upon 32,229,080 shares of Common Stock outstanding as of June 8, 2009.

Mr. Lester specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of his pecuniary interest therein.

By virtue of its membership in the Group, as of the date hereof, Lyrical may be deemed to be the beneficial owner of 1,147,044 shares of Common Stock, constituting 3.6% of the shares of Common Stock of the Issuer, based upon 32,229,080 shares of Common Stock outstanding as of June 8, 2009.

Lyrical specifically disclaims beneficial ownership in the Common  Stock reported herein except to the extent of its pecuniary interest therein.

By virtue of its membership in the Group, as of the date hereof, Mr. Keswin may be deemed to be the beneficial owner of 1,147,044 shares of Common Stock, constituting 3.6% of the shares of Common Stock of the Issuer, based upon 32,229,080 shares of Common Stock outstanding as of June 8, 2009.

Mr. Keswin specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of his pecuniary interest therein.

(b)
Soundpost has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 424,270* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 424,270* shares of Common Stock.

* This figure excludes 722,774 shares which are directly owned by private investment funds managed by Lyrical, of which Mr. Keswin is the managing member. The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

Mr. Lester has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 424,270* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 424,270* shares of Common Stock.

* This figure excludes 722,774 shares which are directly owned by private investment funds managed by Lyrical, of which Mr. Keswin is the managing member.   The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

Lyrical has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 722,774* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 722,774* shares of Common Stock.

* This figure excludes 424,270 shares which are directly owned by private investment funds managed by Soundpost, of which Mr. Lester is the managing member. The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

Mr. Keswin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 722,774* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 722,774* shares of Common Stock.

* This figure excludes 424,270 shares which are directly owned by private investment funds managed by Soundpost, of which Mr. Lester is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

(c)	The trading dates, amount of Common Stock purchased and sold and price per share for all transactions in the Common Stock in the past 60 days by the Reporting Persons are set forth in Exhibit B.

(d)	Not applicable.

(e)	As of June 11, 2009, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 13, 2007.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement among the Reporting Persons. Exhibit B – Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 15, 2009

Soundpost Partners, LP

By: /s/ Jaime Lester
_________________________
By:  Jaime Lester
Title:  Managing Member

/s/ Jaime Lester
_________________________
Jaime Lester

Lyrical Partners, L.P.

By: /s/ Jeffrey Keswin
_________________________
By:  Jeffrey Keswin
Title:  Managing Member

/s/ Jeffrey Keswin
_________________________
Jeffrey Keswin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 1, dated June 15, 2009 relating to the Common Stock, par value $0.01 per share of ValueVision Media, Inc. shall be filed on behalf of the undersigned.

Soundpost Partners, LP

By: /s/ Jaime Lester
_________________________
By:  Jaime Lester
Title:  Managing Member

/s/ Jaime Lester
_____________________
Jaime Lester

Lyrical Partners, L.P.

By: /s/ Jeffrey Keswin
_________________________
By:  Jeffrey Keswin
Title:  Managing Member

/s/ Jeffrey Keswin
_____________________
Jeffrey Keswin

Exhibit B

Transactions by Soundpost in the Common Stock, par value $0.01 per share

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share

5/19/2009	50,000	$0.71
5/20/2009	(14,047)	$0.73
5/21/2009	(6,200)	$0.71
5/26/2009	(10,000)	$0.75
6/3/2009	(12,500)	$0.81
6/10/2009	(340,700)	$1.46
6/11/2009	(444,196)	$1.61
6/11/2009	(331,730)	$1.47
6/11/2009	(220,000)	$1.58

Transactions by Lyrical in the Common Stock, par value $0.01 per share

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share
None

SK 25147 0001 1003928